ARCELORMITTAL 6-K

EXHIBIT 99.1

ArcelorMittal reports third quarter 2024 results

On November 7, 2024 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the "Group") (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, announced results1 for the three-month and nine-month periods ended September 30, 2024 (“3Q 2024” and “9M 2024”, respectively; the three-month periods ended June 30, 2024 and September 30, 2023 are referred to as “2Q 2024” and “3Q 2023”, and the nine-month period ended September 30, 2023 is referred to as “9M 2023”).

3Q 2024 key highlights:

Safety focus: LTIF2 rate of 0.88x in 3Q 2024 and 0.68x in 9M 2024.

Structurally higher margins and resilient operating results: Despite the challenging market environment, the Company continues to demonstrate resilient performance benefiting from regional diversification. Operating income of $0.7 billion in 3Q 2024 (vs $1.0 billion in 2Q 2024).

Financial strength: Long-term debt and short-term debt (“gross debt”) of $11.3 billion and cash and cash equivalents of $5.1 billion as of September 30, 2024, compared to gross debt of $11.1 billion and cash and cash equivalents of $5.9 billion as of June 30, 2024. Following the acquisition of c.28.4% stake in Vallourec5 for $1.0 billion and $0.3 billion share buybacks, net debt increased to $6.2 billion at the end of the quarter from $5.2 billion as of June 30, 2024.

Cash flow being reinvested for growth and shareholder returns: Over the past 12 months, the Company has allocated $0.6 billion to M&A, invested $4.7 billion in capital expenditures (including $1.5 billion in strategic growth capital expenditure projects6) and returned $2.0 billion to ArcelorMittal shareholders (comprised of $384 million in dividends and $1,633 million in share buybacks) while maintaining a strong balance sheet.

Consistent shareholder returns: The Company will continue to return a minimum 50% of post-dividend free cash flow to shareholders through its share buyback programs. The Company repurchased 1.5% of its outstanding shares during 3Q 2024 (5.7% during the 9M 2024) bringing the total reduction in fully diluted share count to 37% since September 20207. To date, 73 million shares from the current 85 million share buy-back program have been repurchased.

Outlook

Positive 2024 outlook with respect to net cash provided by operating activities and capital expenditures: Full year 2024 capital expenditures are expected to be within the previously communicated guidance range ($4.5 billion-$5.0 billion). The Company expects the year to date investment in working capital to reverse by year end, supporting the outlook for net cash provided by operating activities to exceed capital expenditures for the full year 2024. Progress on the Company’s strategic growth projects continues. ArcelorMittal continues to optimize its decarbonization pathway to ensure that the Company can remain competitive and achieve an appropriate return on investment.

Company believes current market conditions are unsustainable: China’s excess production relative to demand is resulting in very low domestic steel spreads (with the majority of producers loss making) and aggressive exports; steel prices particularly in Europe are well below the marginal cost curve. The Company expects apparent demand in our aggregate markets to be higher in the second half of 2024 vs. the second half 2023 (reflecting no repeat of the destock that impacted Europe ASC in the second half of 2023 and year-on-year demand growth in India and Brazil). As absolute inventory levels remain low, particularly in Europe, the Company remains optimistic that restocking activity will occur once real demand begins to recover.

Positive on medium/long term outlook: Through its global asset portfolio, ArcelorMittal is uniquely positioned to capture the anticipated growth in steel demand over the medium/long-term; the Company’s strategic focus is on safety, delivering its growth projects, and consistently returning capital to shareholders whilst maintaining a strong balance sheet.

Recently completed strategic projects are performing well12, 13:

◦	Vega CMC (Brazil): Increase galvanized and cold rolled coil capacity: 1st continuous annealed commercial coil delivered in June 2024; 1st coated coil produced in July 2024 and Magnelis ® coil in September 2024
◦	India renewables: Project combining solar and wind power (1GW) began commissioning in June 2024, and commenced supply of power to AMNS India as of September 2024, with the JV benefiting from green power at a lower cost than accessing the grid
◦	Mexico HSM is performing well and expected to achieve targeted profitability in 2024, despite the disruptions caused by the illegal blockade that impacted 2Q/3Q 2024 operations

Financial highlights (on the basis of IFRS1):

(USD million) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Sales	15,196	16,249	16,616	47,727	53,723
Operating income	663	1,046	1,203	2,781	4,320
Net income attributable to equity holders of the parent	287	504	929	1,729	3,885
Basic earnings per common share (US$)	0.37	0.63	1.11	2.18	4.59

Operating income/tonne (US$/t)	50	75	88	68	102

Crude steel production (Mt)	14.8	14.7	15.2	43.9	44.4
Steel shipments (Mt)	13.4	13.9	13.7	40.7	42.3
Total Group iron ore production (Mt)	10.1	9.5	10.7	29.8	32.0
Iron ore production (Mt) (AMMC and Liberia only)	6.6	5.9	6.7	19.0	19.8
Iron ore shipment (Mt) (AMMC and Liberia only)	6.3	6.2	6.3	18.8	20.3

Weighted average common shares outstanding (in millions)	778	794	838	794	847

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

"Economic sentiment remains subdued, but we have delivered a resilient financial performance, reinforcing the structural strength of the Group. Apparent demand is expected to be stronger in the second half of this year compared with 2023, and inventory levels are low, indicating that re-stocking will occur when real demand recovers. The increased level of imports into Europe is a concern and stronger trade measures are urgently required to address this. Similarly, the CBAM needs further strengthening to ensure it fulfills its aim of ensuring European steelmakers can remain competitive versus higher-emissions imports.

“Our free cash flow generation enables us to continue to invest in the business for strategic growth and return capital to shareholders. Our first renewables project is now operating and started supplying power to AMNS India in September. The Vega CMC project is also fully up and running and produced its first Magnelis® coil in September.

“Globally, the medium to long-term outlook for steel is positive, and we are confident that ArcelorMittal will continue to harness its unique geographic presence and strong research and development capability to meet our stakeholders needs and produce smarter steels for people and planet.”

Safety and sustainable development

Health and Safety focus:

Protecting employee health and safety remains the overarching priority of the Company. LTIF rate of 0.88x in 3Q 2024 (vs. 0.57x in 2Q 2024 and 0.94x in 3Q 2023).

Own personnel and contractors – Lost Time Injury Frequency rate

	3Q 24	2Q 24	3Q 23	9M 24	9M 23
North America	0.43	0.31	0.09	0.26	0.15
Brazil	0.33	0.15	0.22	0.20	0.28
Europe	1.47	1.06	1.50	1.25	1.42
Sustainable Solutions	1.23	1.09	0.65	1.06	0.85
Mining	0.14	0.15	0.19	0.15	0.14
Others	1.20	0.47	1.45	0.80	0.92
Total	0.88	0.57	0.94	0.68	0.78

Sustainable development highlights8:

•	ArcelorMittal is progressing the engineering of its decarbonization projects globally to ensure that it delivers economic decarbonization. Whilst engineering is ongoing, the Company is engaging with the European Commission and member states on the measures required to support a low carbon competitive steel sector in Europe including more robust trade defences and an effective carbon border adjustment mechanism.
•	ArcelorMittal continues to build its portfolio of renewable energy projects to secure and decarbonize its future electricity needs. In August 2024, ArcelorMittal Brasil signed contracts for the development of two solar energy projects with a combined capacity of 465MW, equivalent to 14% of its current electricity requirements in Brazil. ArcelorMittal will partner through joint ventures(“JVs”) with two different renewable companies; Casa dos Ventos and Atlas Renewable Energy for the projects. This builds on the 554MW capacity wind power project in Brazil that is set to be commissioned in 2025. Group renewable portfolio is now 2.1GW (including India and investments in Brazil and Argentina14).

Analysis of results for 3Q 2024 versus 2Q 2024

Sales in 3Q 2024 declined by 6.5% to $15.2 billion as compared to $16.2 billion in 2Q 2024.

Operating income of $0.7 billion in 3Q 2024 was 36.6% lower as compared 2Q 2024 largely reflecting lower steel prices (-3.7%), seasonally lower steel shipments (-3.6%), impairments of $36 million related to the closure of the coke oven battery in Krakow (Poland) and $74 million mainly for restructuring costs at the same site. Weaker results in North America (negative price-cost effect) and Europe (seasonally lower steel shipments) were offset in part by an improvement in the Brazil segment primarily due to higher volumes and lower costs.

Interest expense less interest income was broadly stable at $8 million in 3Q 2024 as compared to $7 million in 2Q 2024 and continues to benefit from the capitalization of the interest cost related to certain long term capital expenditure investments.

ArcelorMittal recorded net income in 3Q 2024 of $287 million, lower as compared to $504 million in 2Q 2024, reflecting the impacts discussed above and mark-to market loss on purchase of Vallourec shares5.

ArcelorMittal's basic earnings per common share for 3Q 2024 was $0.37 as compared to $0.63 in 2Q 2024.

Net cash provided by operating activities during 3Q 2024 amounted to $1.4 billion, and includes an outflow for inventories of $267 million, an inflow of trade accounts receivable of $343 million and an inflow for trade payables of $132 million, for a $0.1 billion release of working capital. Capital expenditures for the quarter amounted to $1.1 billion (including $0.3 billion spent on strategic growth projects). Cash outflows for the purchase of c.28.4% stake in Vallourec for $1.0 billion and ongoing share buybacks ($0.3 billion) led to an increase in net debt to $6.2 billion (gross debt of $11.3 billion and cash and cash equivalents of $5.1 billion) on September 30, 2024, as compared to $5.2 billion (gross debt of $11.1 billion and cash and cash equivalents of $5.9 billion) on June 30, 2024.

Analysis of operations3

North America

(USD million) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Sales	2,762	3,162	3,188	9,271	10,036
Depreciation	(129)	(129)	(125)	(378)	(378)
Operating income	229	338	520	1,152	1,637
Crude steel production (Kt)	1,652	1,823	2,122	5,655	6,542
- Flat shipments (Kt)	1,960	1,865	1,938	6,070	6,192
- Long shipments (Kt)	540	719	667	1,925	2,025
Steel shipments* (Kt)	2,408	2,468	2,527	7,672	7,974
Average steel selling price (US$/t)	955	1,040	1,043	1,014	1,049

* North America steel shipments include slabs sourced by the segment from Group companies (mainly the Brazil segment) and sold to the Calvert JV (eliminated in the Group consolidation). These shipments can vary between periods due to slab sourcing mix and timing of vessels: 3Q'24 577kt; 2Q'24 476kt; 3Q'23 393kt, 9M'24 1,534kt and 9M'23 1,227kt.

Sales in 3Q 2024 decreased by 12.7% to $2.8 billion, as compared to $3.2 billion in 2Q 2024 primarily on account of a 8.3% decrease in average steel selling prices and 2.4% decrease in steel shipments.

As previously communicated on July 19, 2024, ArcelorMittal Mexico announced that it had reached a settlement with unions with an agreement to end an illegal blockade at the site. The electric arc furnace EAF (for slab production) and hot strip mill resumed normal operations in August 2024. As a result, 3Q 2024 performance was impacted by ~0.4Mt production and operating income by approximately $0.1 billion (same impacts as 2Q 2024).

Operating income in 3Q 2024 decreased by 32.2% to $229 million as compared to $338 million in 2Q 2024, primarily due to a negative price-cost impact.

Brazil9

(USD million) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Sales	3,218	3,243	3,560	9,512	10,454
Depreciation	(83)	(88)	(87)	(265)	(264)
Operating income	414	325	414	1,041	1,290
Crude steel production (Kt)	3,842	3,607	3,669	11,013	10,453
- Flat shipments (Kt)	2,464	2,441	2,328	7,042	6,431
- Long shipments (Kt)	1,335	1,215	1,283	3,611	3,734
Steel shipments (Kt)	3,787	3,637	3,599	10,604	10,119
Average steel selling price (US$/t)	787	826	932	830	970

Sales in 3Q 2024 remained broadly stable at $3.2 billion as compared to 2Q 2024, primarily due to a 4.1% increase in steel shipments largely offsetting a 4.7% decline in average steel selling prices.

Operating income in 3Q 2024 of $414 million was 27.3% higher as compared to $325 million in 2Q 2024, due to higher shipments and a positive price-cost effect (lower costs more than offsetting lower selling prices).

Europe

(USD million) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Sales	7,141	7,822	7,302	22,810	25,068
Depreciation	(281)	(268)	(278)	(823)	(811)
Impairment items	(36)	—	—	(36)	—
Operating income	12	194	139	275	883

Crude steel production (Kt)	7,870	8,041	7,398	23,515	21,906
- Flat shipments (Kt)	4,897	5,206	4,483	15,405	15,000
- Long shipments (Kt)	1,907	2,204	1,945	6,050	6,161
Steel shipments (Kt)	6,803	7,407	6,425	21,446	21,152
Average steel selling price (US$/t)	915	929	980	930	1,012

Sales in 3Q 2024 declined by 8.7% to $7.1 billion, as compared to $7.8 billion in 2Q 2024, primarily due to a 8.2% decline in steel shipment volumes due to seasonality and maintenance in the long products and a 1.5% decline in average steel selling prices.

Operating income in 3Q 2024 was $12 million as compared to $194 million in 2Q 2024 primarily due to seasonally lower steel shipments, impairments of $36 million related to the closure of the coke oven battery in Krakow (Poland) and $74 million due mainly to restructuring costs at the same site.

India and JVs

Income from associates, joint ventures and other investments for 3Q 2024 was $162 million as compared to $181 million in 2Q 2024, primarily due to lower contributions from AMNS India.

ArcelorMittal has investments in various joint venture and associate entities globally. The Company considers Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

AMNS India

(USD million) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Production (Kt) (100% basis)	1,743	1,867	1,942	5,594	5,500
Shipments (Kt) (100% basis)	1,887	1,892	1,874	5,795	5,383
Sales (100% basis)	1,537	1,580	1,680	4,932	4,998

Sales in 3Q 2024 declined by 2.8% to $1.5 billion as compared to $1.6 billion in 2Q 2024, primarily due to lower average steel selling prices.

Operating results in 3Q 2024 reflected a negative price-cost effect compared to 2Q 2024.

Calvert10

(USD million) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Production (Kt) (100% basis)	1,094	1,202	1,178	3,512	3,602
Shipments (Kt) (100% basis)	1,015	1,145	1,063	3,291	3,390
Sales (100% basis)	1,054	1,244	1,195	3,534	3,746

Sales in 3Q 2024 declined by 15.3% to $1.1 billion as compared to $1.2 billion in 2Q 2024 primarily due to lower shipments driven by weaker demand.

Operating results during 3Q 2024 reflected lower steel shipments and a negative price-cost effect and as compared to 2Q 2024.

Sustainable Solutions11

(USD million) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Sales	2,542	2,891	2,680	8,322	9,010
Depreciation	(38)	(40)	(35)	(122)	(105)
Operating income	17	55	21	98	210

Sales in 3Q 2024 declined by 12.1% to $2.5 billion as compared to $2.9 billion in 2Q 2024.

Operating income in 3Q 2024 was lower at $17 million as compared to $55 million in 2Q 2024, mainly in the Projects business, impacted by seasonality.

Mining

(USD million) unless otherwise shown	3Q 24	2Q 24	3Q 23	9M 24	9M 23
Sales	589	641	729	1,959	2,313
Depreciation	(65)	(66)	(57)	(196)	(169)
Operating income	128	150	275	524	874
Iron ore production (Mt)	6.6	5.9	6.7	19.0	19.8
Iron ore shipment (Mt)	6.3	6.2	6.3	18.8	20.3

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.

Sales in 3Q 2024 declined by 8.0% to $589 million as compared to $641 million in 2Q 2024 primarily due to lower iron ore reference prices (-10.8%).

Iron ore production in 3Q 2024 increased by 13.1% to 6.6Mt as compared to 5.9Mt in 2Q 2024 primarily due to a recovery in ArcelorMittal Mines Canada which had been impacted by wildfires in the Port Cartier region in June leading to Port disruption, as well as maintenance.

Operating income in 3Q 2024 declined by 14.6% to $128 million as compared to $150 million in 2Q 2024 driven by lower iron ore reference prices offset in part by lower costs as production volumes recovered.

Other recent developments

On October 11, 2024, ArcelorMittal announced that it had entered into a definitive Equity Purchase Agreement (the “Agreement”) with Nippon Steel Corporation (“NSC”) pursuant to which ArcelorMittal will purchase NSC’s 50% equity interest in the AM/NS Calvert Joint Venture (the “Transaction”). The Transaction has been entered into at the request of NSC to address regulatory concerns pursuant to its agreed acquisition of US Steel. The Transaction is subject to NSC completing its pending acquisition of US Steel, which is subject to various other regulatory requirements.

Under the terms of the agreement, ArcelorMittal will pay $1 consideration for the Transaction; further, NSC will inject cash and forgive partner loans in an amount estimated to be approximately $0.9 billion.

There are no assurances or guarantees that NSC will complete its acquisition of US Steel. Should NSC not complete its acquisition of US Steel, then the Agreement will not come into effect and the AM/NS Calvert JV will continue.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Sept 30, 2024	Jun 30, 2024	Dec 31, 2023
ASSETS
Cash and cash equivalents	5,094	5,903	7,783
Trade accounts receivable and other	4,238	4,186	3,661
Inventories	18,474	17,690	18,759
Prepaid expenses and other current assets	3,255	3,229	3,037
Total Current Assets	31,061	31,008	33,240

Goodwill and intangible assets	4,762	4,947	5,102
Property, plant and equipment	34,535	33,142	33,656
Investments in associates and joint ventures	11,304	10,168	10,078
Deferred tax assets	9,525	9,563	9,469
Other assets	1,981	2,019	2,372
Total Assets	93,168	90,847	93,917

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,356	2,357	2,312
Trade accounts payable and other	13,164	12,493	13,605
Accrued expenses and other current liabilities	5,761	5,456	5,852
Total Current Liabilities	21,281	20,306	21,769

Long-term debt, net of current portion	8,903	8,770	8,369
Deferred tax liabilities	2,318	2,270	2,432
Other long-term liabilities	5,302	5,202	5,279
Total Liabilities	37,804	36,548	37,849

Equity attributable to the equity holders of the parent	53,308	52,204	53,961
Non-controlling interests	2,056	2,095	2,107
Total Equity	55,364	54,299	56,068
Total Liabilities and Shareholders’ Equity	93,168	90,847	93,917

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended			Nine months ended
In millions of U.S. dollars unless otherwise shown	Sept 30, 2024	Jun 30, 2024	Sept 30, 2023	Sept 30, 2024	Sept 30, 2023
Sales	15,196	16,249	16,616	47,727	53,723
Depreciation	(646)	(635)	(662)	(1,923)	(1,972)
Impairment items[4]	(36)	—	—	(36)	—
Operating income (A)	663	1,046	1,203	2,781	4,320
Operating margin %	4.4%	6.4%	7.2%	5.8%	8.0%

Income from associates, joint ventures and other investments	162	181	285	585	996
Net interest expense	(8)	(7)	(31)	(78)	(142)
Foreign exchange and other net financing loss	(112)	(260)	(224)	(633)	(474)
Non-cash mark-to-market loss until acquisition of c.28.4% Vallourec shares[5]	(91)	(173)	—	(83)	—
Income before taxes and non-controlling interests	614	787	1,233	2,572	4,700
Current tax expense	(164)	(179)	(282)	(664)	(880)
Deferred tax (expense)/benefit	(151)	(96)	10	(123)	188
Income tax expense (net)	(315)	(275)	(272)	(787)	(692)
Income including non-controlling interests	299	512	961	1,785	4,008
Non-controlling interests income	(12)	(8)	(32)	(56)	(123)
Net income attributable to equity holders of the parent	287	504	929	1,729	3,885

Basic earnings per common share ($)	0.37	0.63	1.11	2.18	4.59
Diluted earnings per common share ($)	0.37	0.63	1.10	2.17	4.57

Weighted average common shares outstanding (in millions)	778	794	838	794	847
Diluted weighted average common shares outstanding (in millions)	781	797	841	796	850

OTHER INFORMATION
Total Group iron ore production (Mt)	10.1	9.5	10.7	29.8	32.0
Crude steel production (Mt)	14.8	14.7	15.2	43.9	44.4
Steel shipments (Mt)	13.4	13.9	13.7	40.7	42.3

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended			Nine months ended
In millions of U.S. dollars	Sept 30, 2024	Jun 30, 2024	Sept 30, 2023	Sept 30, 2024	Sept 30, 2023
Operating activities:
Income attributable to equity holders of the parent	287	504	929	1,729	3,885
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income	12	8	32	56	123
Depreciation and impairments[4]	682	635	662	1,959	1,972
Income from associates, joint ventures and other investments	(162)	(181)	(285)	(585)	(996)
Deferred tax expenses/(benefit)	151	96	(10)	123	(188)
Change in trade accounts receivable (A)	56	18	158	(735)	(578)
Change in inventories (B)	(267)	69	500	(395)	1,237
Change in trade and other accounts payable (C)	343	(3)	(927)	(373)	(1,525)
Other operating activities (net)	309	(73)	222	605	387
Net cash provided by operating activities	1,411	1,073	1,281	2,384	4,317
Investing activities:
Purchase of property, plant and equipment and intangibles	(1,051)	(985)	(1,165)	(3,272)	(3,163)
Other investing activities (net)[5]	(814)	(57)	187	(597)	(1,699)
Net cash used in investing activities	(1,865)	(1,042)	(978)	(3,869)	(4,862)
Financing activities:
Net (payments) proceeds relating to payable to banks and long-term debt	(109)	1,007	262	564	(1,139)
Dividends paid to ArcelorMittal shareholders	—	(200)	—	(200)	(185)
Dividends paid to minorities shareholders	(85)	(7)	(66)	(169)	(131)
Share buyback	(277)	(293)	(38)	(1,167)	(742)
Lease payments and other financing activities (net)	(62)	7	(56)	(107)	(540)
Net cash (used) provided by financing activities	(533)	514	102	(1,079)	(2,737)
Net (decrease)/increase in cash and cash equivalents	(987)	545	405	(2,564)	(3,282)
Effect of exchange rate changes on cash	147	(81)	(85)	(124)	127
Change in cash and cash equivalents	(840)	464	320	(2,688)	(3,155)

OTHER INFORMATION
Change in working capital (A+B+C)	132	84	(269)	(1,503)	(866)

Appendix 1: Capital expenditures1

(USD million)	3Q 24	2Q 24	3Q 23	9M 24	9M 23
North America	50	100	72	261	309
Brazil	213	211	243	627	625
Europe	374	275	367	1,092	1,000
Sustainable Solutions	75	80	150	315	289
Mining	268	262	207	765	579
Others	71	57	126	212	361
Total	1,051	985	1,165	3,272	3,163

Appendix 2: Debt repayment schedule as of September 30, 2024

(USD billion)	2024	2025	2026	2027	≥2028	Total
Bonds	—	1.0	1.1	1.2	3.7	7.0
Commercial paper	1.2	—	—	—	—	1.2
Other loans	0.3	0.8	0.3	0.8	0.9	3.1
Total gross debt	1.5	1.8	1.4	2.0	4.6	11.3

As of September 30, 2024, the average debt maturity is 6.7 years.

Appendix 3: Reconciliation of gross debt to net debt

(USD million)	Sept 30, 2024	Jun 30, 2024	Dec 31, 2023
Short-term debt and current portion of long-term debt	2,356	2,357	2,312
Long-term debt, net of current portion	8,903	8,770	8,369
Gross debt	11,259	11,127	10,681
Less: Cash and cash equivalents	(5,094)	(5,903)	(7,783)
Net debt	6,165	5,224	2,898

Appendix 4: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capital expenditures: represents the purchase of property, plant and equipment and intangibles. The Group’s capital expenditure figures do not include capital expenditures at the joint ventures level (i.e., AMNS India and Calvert).

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

Free cash flow (FCF): refers to net cash provided by operating activities less capital expenditures less dividends paid to minority shareholders.

Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals.

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.

Kt: refers to thousand metric tonnes.

LTIF: refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents.

Net interest expense: includes interest expense less interest income.

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income(loss).

Operating segments: North America segment includes the Flat, Long and Tubular operations of Canada and Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and includes Bosnia and Herzegovina captive iron ore mines; Sustainable Solutions division includes Downstream Solutions and Tubular operations of the European business. The Others segment includes the Flat, Long and Tubular operations of Kazakhstan (till December 7, 2023), Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan (till December 7, 2023). Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).

Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments.
2.	LTIF refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
3.	As announced with ArcelorMittal’s fourth quarter 2023 financial results, the Company has amended its presentation of reportable segments. The changes, applied as from January 1, 2024, are as follows: The NAFTA segment has been renamed "North America", a core growth region for the Company; A new ‘Sustainable Solutions’ segment is composed of a number of high-growth, niche, capital light businesses, playing an important role in supporting climate action (including renewables, special projects and construction business). Previously reported within the Europe segment, this is a growth vector of the Company and represents businesses employing over 12,000 people at more than 260 commercial and production sites across 60+ countries. Following the sale of the Company’s operations in Kazakhstan, the remaining parts of the former ‘ACIS’ segment have been assigned to ‘Others’; there are no changes to the ‘Brazil’ and ‘Mining’ segments. ‘India and JVs’ is now presented, based on the share of net income of AMNS India and AMNS Calvert as well as the other associates, joint ventures and other investments. India is a high growth vector of the Company, with our assets well-positioned to grow with the domestic market. These changes have been applied as from January 1, 2024, and the comparative periods of 2023 shown herein have been retrospectively recast.
4.	Impairment charges for 3Q 2024 of $36 million related to the closure of the coke oven battery in Krakow (Poland).
5.	On August 6, 2024, ArcelorMittal announced that following the signature of a Share Purchase Agreement on March 12, 2024, and after the approval of relevant antitrust authorities and clearances under foreign investment regulations, it had completed the acquisition of 65,243,206 shares, representing c.28.4% equity interest in Vallourec, for €14.64 per share from funds managed by Apollo Global Management Inc., for a total consideration of approximately €955 million. Vallourec share price increased to €17.20 as of March 31, 2024, as compared to €14.64 contractually agreed at the signing of the share price agreement for 65.2 million shares on March 12, 2024 generating a non-cash mark-to-market gain of $181 million as of March 31, 2024. The Vallourec share price decreased to €14.76 as of June 30, 2024 (causing a non-cash mark-to-market loss of $173 million in 2Q 2024), and decreased to €13.47 as at the date of the finalization of the acquisition on August 6, 2024 (causing a non-cash mark-to-market loss of $91 million in 3Q 2024). In accordance with IFRS, the Company recognized this net loss as a decrease in the investment cost to reflect the fair value of the forward at acquisition date.
6.	From September 30, 2023 to September 30, 2024, the net cash provided by operating activities totalled $5.7 billion. Total capital expenditures during this period was $4.7 billion, of which strategic capital expenditures of $1.5 billion, decarbonization capital expenditures of $0.3 billion and capital expenditures outside of strategic capital expenditures and decarbonization projects (which includes cost reduction plans and environment projects as well as general maintenance capital expenditures) of $2.9 billion. 3Q 2024 included decarbonization capital expenditures of $0.1 billion, strategic growth capital expenditures of $0.3 billion and capital expenditures outside of strategic capital expenditures and decarbonization projects (which includes cost reduction plans and environment projects as well as general maintenance capital expenditures) of $0.7 billion. 9M 2024 includes decarbonization capital expenditures of $0.2 billion, strategic growth capital expenditures of $1.0 billion and capital expenditures outside of strategic capital expenditures and decarbonization projects (which includes cost reduction plans and environment projects as well as general maintenance capital expenditures) of $2.1 billion. Strategic projects capital expenditures in 3Q 2024 primarily include investments for the Liberia expansion project (first concentrate), Mardyck electrical steels, Barra Mansa and Serra Azul. Strategic projects capital expenditures in 9M 2024 primarily included investments for the Liberia expansion project (first concentrate), the renewables energy project in India and Mardyck electrical steels.

7.	September 2020 was the inception date of the ongoing share buyback programs. The Company has repurchased 47 million shares during 9M 2024; totalling 73 million shares from the current 85 million share buyback program.
8.	XCarb® is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb® brand, we have launched three XCarb® initiatives: the XCarb® innovation fund, XCarb® green steel certificates and XCarb® recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These are issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as baseline. The certificates relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.
9.	On March 9, 2023, ArcelorMittal announced that following receipt of customary regulatory approvals it had completed the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) in Brazil for an enterprise value of approximately $2.2 billion.
10.	Production: Including all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel slabs. Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel products.
11.	Sustainable Solutions is focused on growing niche businesses providing vital added-value support to growing sustainable related applications from a low-carbon, capital light asset base. These businesses include: a) Construction solutions: Product offerings include sandwich panels (e.g. insulation), profiles, turnkey pre-fabrication solutions, etc., to assist building in smarter ways and reduce the carbon footprint of buildings; b) Projects: Product range includes plates, pipes & tubes, wire ropes, reinforced steels, providing high-quality & sustainable steel solutions for energy projects and supporting offshore wind, energy transition and onshore construction; c) Industeel: EAF based capacity: High quality steel grades designed to meet demanding customer specifications (e.g. XCarb® for wind turbines); Supplying wide range of industries; energy, chemicals, mechanical engineering, machinery, infrastructure, defence & security; d) Renewables: investments in renewable energy projects; e) Metallics: investment and development of the Company’s scrap recycling and collection capabilities; f) Distribution & service centers: European services processor including slitting, cut-to-length, multi blanking, and press blanking and operating through an extensive network.
12.	Other projects under development include: ArcelorMittal Texas: Plans under development to double capacity and add CCS capability; Calvert (US): Option to add a second 1.5Mt EAF at lower capital expenditure intensity; Electrical steels US (Alabama): 150kt NGO electrical steels for automotive with government support received; Liberia further expansion to 30Mt; and India further expansion: Hazira to 20Mt and Greenfield on the east coast of India.
13.	Following the completion of detailed engineering, the Monlevade expansion project In Brazil has been put “on hold” (seeking lower capital expenditure intensive options). The Company anticipates approving projects of a similar scale (capital expenditure and operating income impact) during its forthcoming strategic planning cycle.
14.	In Argentina, ArcelorMittal has developed a partnership with PCR for a 130MW solar and wind capacity project. The project is operational and supplies over 30% of ArcelorMittal's local electricity requirements.

Forward-Looking Statements

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP/Alternative Performance Measures

This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents net debt which is a non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position and provide additional information to investors and management with respect to the Company’s cash flows, changes to its capital structure and its credit assessment. The Company’s guidance with respect to working capital for the fourth quarter of 2024, is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS. Comparable IFRS measures and reconciliations of non-GAAP financial/alternative performance measures are presented herein.

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